 January 22, 2014

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Attn: Larry Spirgel, Assistant Director

Re:	Towerstream Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 18, 2013

Form 10-Q for Fiscal Quarter ended September 30, 2013

Filed November 12, 2013

Response dated December 20, 2013

No. 001-33449

Dear Mr. Spirgel:

We are counsel to Towerstream Corporation (the “Company”). We hereby submit, on behalf of the Company, a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff letter, dated December 23, 2013, addressed to Mr. Jeffrey M. Thompson, Company President, with respect to the Company’s Schedule 14C filed on September 26, 2013 (the “Proxy Statement”). On behalf of the Company, we confirm that the Company will incorporate the Staff’s comments, as applicable, in future filings.

As requested by the Staff, set forth below is the manner in which the Company will comply with the Staff’s comments. The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in the Staff’s letter.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 11. Executive Compensation, page 69.

2012 Bonus Payments, page 70

1. We note that bonus payments to Messrs. Thompson, Hernon, and Yarbrough are made in part on a discretionary basis and in part on your success in meeting “certain performance-related targets consisting of revenue, EBITDA, and the number of hotzones installed.” Please disclose your performance-related targets upon which part of the bonus payments are awarded. Please refer to Item 402(b) of Regulation S- K.

Response:

The Compensation Committee of the Board of Directors evaluates management performance and determines the timing and amount of bonuses to be awarded. Such bonuses are generally awarded on a quarterly basis. The Compensation Committee may establish formal goals and objectives against which management's performance is measured or may make a subjective determination of management's performance and the amount of any bonuses to be awarded.

During the year ended December 31, 2012, management was awarded the following bonus amounts:

I.	Chief Executive Officer

The Company's Chief Executive Officer, Jeffrey Thompson, was eligible for an annual bonus of 75% of his annual salary which equaled $247,500 based on his annual salary of $330,000. At the beginning of the year, the Compensation Committee (the "Committee") determined that 75% of Mr. Thompson's bonus would be based on financial performance goals and 25% would be awarded at the discretion of the Committee.

The Committee established a scaled payout structure under which attainment of 90% of a budgeted target would result in a 50% payout of the total amount allocated for that target. Other levels of the scaled payout structure included a 100% payout for 100% attainment of the budgeted target, 120% payout for 115% of the target, and 150% for 130% of the payout.

During the first quarter of 2012, Mr. Thompson was awarded a bonus of $47,334 based on the following:

Metric	Actual	Budget	Achievement of Budget	Bonus Weighting	Scaled Payout Percentage	Scaled Payout Dollars
Churn	1.58%	1.54%	97.3%	20%	50%	$4,641
Revenue	$7,785	$7,683	101.3%	40%	100%	$18,563
EBITDA	$1,382	$833	165.9%	40%	130%	$24,130

(a) Revenue and EBITDA dollars in thousands.

During the second and third quarters of 2012, the Committee determined that Mr. Thompson's quarterly financial performance goal would be based on the Company's success in building Wi-Fi hotspots through its recently formed subsidiary, Hetnets Tower Corporation.  The Committee established a scaled payout structure under which attainment of 100% of the target would result in a 100% payout of the eligible quarterly bonus and attainment of 120% of the budget would result in a 120% payout.  During the second quarter of 2012, the Company constructed 571 hotzones which equaled 102% of the target goal of 558.  As a result, the Committee authorized a payment of $46,406 to Mr. Thompson representing 100% of his quarter financial performance bonus. During the third quarter of 2012, the Company constructed 984 hotzones which equaled 102% of the target goal of 967. As a result, the Committee authorized a payment of $46,407 to Mr. Thompson representing 100% of his quarter financial performance bonus.

During the fourth quarter of 2012, the Committee reverted to a program similar to the first quarter as construction activity on Wi-Fi hotspots was not significant. Mr. Thompson was awarded a bonus of $49,887 based on the following metrics:

Metric	Actual	Budget	Achievement of Budget	Bonus Weighting	Scaled Payout Percentage	Scaled Payout Dollars
Revenue	$8,229	$7,874	104.5%	50%	100%	$23,203
EBITDA	$1,662	$1,017	163.4%	50%	115%	$26,684

In addition to the quarterly bonuses, the Committee awarded Mr. Thompson the full amount of his discretionary bonus in the amount of $61,875 based on its determination that the Company had met its financial performance goals as well other operating objections including the development of its shared wireless network.

II.	Chief Financial Officer

The Company's Chief Financial Officer, Joseph Hernon, was eligible for an annual bonus of 58% of his annual salary which equaled $145,000 based on his annual salary of $250,000. At the beginning of the year, the Compensation Committee (the "Committee") determined that 75% of Mr. Hernon's bonus would be based on financial performance goals and 25% would be awarded at the discretion of the Committee.

The Committee established a scaled payout structure under which attainment of 90% of a budgeted target would result in a 50% payout of the total amount allocated for that target. Other levels of the scaled payout structure included a 100% payout for 100% attainment of the budgeted target, 120% payout for 115% of the target, and 150% for 130% of the payout.

During the first quarter of 2012, Mr. Hernon was awarded a bonus of $27,867 based on the following:

Metric	Actual	Budget	Achievement of Budget	Bonus Weighting	Scaled Payout Percentage	Scaled Payout Dollars
Churn	1.58%	1.54%	97.3%	25%	50%	$3,398
Revenue	$7,785	$7,683	101.3%	25%	100%	$6,797
EBITDA	$1,382	$833	165.9%	50%	130%	$17,672

(a) Revenue and EBITDA dollars in thousands.

During the second quarter of 2012, Mr. Hernon was awarded a bonus of $29,227 based on the following:

Metric	Actual	Budget	Achievement of Budget	Bonus Weighting	Scaled Payout Percentage	Scaled Payout Dollars
Revenue	$8,103	$7,746	104.6%	50%	100%	$13,594
EBITDA	$1,305	$907	143.9%	50%	115%	$15,633

During the third quarter of 2012, Mr. Hernon was awarded a bonus of $29,227, based on the following:

Metric	Actual	Budget	Achievement of Budget	Bonus Weighting	Scaled Payout Percentage	Scaled Payout Dollars
Revenue	$8,031	$7,809	102.8%	50%	100%	$13,594
EBITDA	$1,451	$987	147.0%	50%	115%	$15,633

During the fourth quarter of 2012, Mr. Hernon was awarded a bonus of $29,227, based on the following:

Metric	Actual	Budget	Achievement of Budget	Bonus Weighting	Scaled Payout Percentage	Scaled Payout Dollars
Revenue	$8,229	$7,874	104.5%	50%	100%	$13,594
EBITDA	$1,662	$1,017	163.4%	50%	115%	$15,633

In addition to the quarterly bonuses, the Committee awarded Mr. Hernon the full amount of his discretionary bonus in the amount of $36,250 based on its determination that the Company had met its financial performance goals as well other operating objections including the development of its shared wireless network.

III.	Chief Operating Officer

The Company's Chief Operating Officer, Mel Yarbrough, was eligible for an annual bonus of 58% of his annual salary which equaled $145,000 based on his salary of $250,000. At the beginning of the year, the Compensation Committee (the "Committee") determined that 75% of Mr. Yarbrough's bonus would be based on financial performance goals and 25% would be awarded at the discretion of the Committee.

The Committee established a scaled payout structure under which attainment of 90% of a budgeted target would result in a 50% payout of the total amount allocated for that target. Other levels of the scaled payout structure included a 100% payout for 100% attainment of the budgeted target, 120% payout for 115% of the target, and 150% for 130% of the payout.

During the first quarter of 2012, Mr. Yarbrough was awarded a bonus of $22,430 based on the following:

Metric	Actual	Budget	Achievement of Budget	Bonus Weighting	Scaled Payout Percentage	Scaled Payout Dollars
Net MRR	$16,486	$20,752	79.4%	25%	0%	$0
Revenue	$7,785	$7,683	101.3%	50%	100%	$13,593
EBITDA	$1,382	$833	165.9%	25%	130%	$8,836

(a)	Revenue and EBITDA dollars in thousands.

During the second and third quarters of 2012, the Committee determined that Mr. Yarbrough's quarterly financial performance goal would be based on the Company's success in building Wi-Fi hotspots through its recently formed subsidiary, Hetnets Tower Corporation. The Committee established a scaled payout structure under which attainment of 100% of the target would result in a 100% payout of the eligible quarterly bonus and attainment of 120% of the budget would result in a 120% payout. During the second quarter of 2012, the Company constructed 571 hotzones which equaled 102% of the target goal of 558. As a result, the Committee authorized a payment of $27,188 to Mr. Yarbrough representing 100% of his second quarter financial performance bonus. During the third quarter of 2012, the Company constructed 984 hotzones which equaled 102% of the target goal of 967. As a result, the Committee authorized a payment of $27,188 to Mr. Yarbrough representing 100% of his third quarter bonus.

Mr. Yarbrough resigned in November 2012, and accordingly, was not eligible for any other bonus payments for 2012.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Very truly yours,

SICHENZIA ROSS FRIEDMAN FERENCE LLP

/s/ Edward H. Schauder
Edward H. Schauder